ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

June 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth, Lilyanna Peyser

Re:	ALE Group Holding Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 8, 2020 CIK No. 0001806905

Dear Ms. Wirth and Ms. Peyser:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2020 regarding our Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on June 8, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 8, 2020

Related Party Transactions, Material Transactions with Related Parties, page 76

1.	We note your response to our prior comment 1 in our letter dated May 20, 2020. Please amend your disclosure to describe the nature and extent to the Memorandum of Understanding with Forbes China.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 76 of Form F-1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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